Exhibit 99.4

For immediate release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release.

BCE reports first quarter 2021 results

●	BCE revenue grows 1.2%, adjusted EBITDA up 0.5%, representing the first quarter of growth since the beginning of the COVID-19 crisis
●	Broadband additions up 51% year over year – 108,468 total combined wireless mobile phone and mobile connected device, retail Internet and IPTV net additions
●	32,925 postpaid mobile phone net additions, up 31,366; net mobile connected device additions grew 51% to 74,159
●	21,208 retail Internet net additions with 12% Internet revenue growth; 10,696 IPTV net additions represent first quarter of year-over-year growth since Q1 2019
●	Broadband network acceleration program under way with over $1 billion in capital invested in Q1; on track to reach up to 6.9 million total fibre and WHI connections by year end
●

Strong financial position with $6.5 billion of available liquidity at the end of Q1; cash flows from operating activities up 37.3% to $1,992 million, driving 54% higher year-over-year free cash flow of $940 million

●

Net earnings of $687 million with net earnings attributable to common shareholders of $642 million, or $0.71 per common share; adjusted net earnings of $704 million generated adjusted EPS of $0.78, down 1.3%

MONTRÉAL, April 29, 2021 – BCE Inc. (TSX, NYSE: BCE) today reported results for the first quarter (Q1), including the first quarter of positive revenue and adjusted EBITDA growth since the beginning of the COVID-19 crisis, and significant progress in Bell’s broadband network acceleration program.

“As we celebrate the 141st anniversary of Bell’s founding in Montréal today, our Q1 results highlight how the Bell team continues to step up to support our customers and communities in 2021. Keeping the country connected and informed while building momentum in a recovering economy, Bell delivered continued sequential quarterly improvement in our results, including positive revenue and adjusted EBITDA growth for the first time since the beginning of the COVID crisis,” said Mirko Bibic, President and CEO of BCE Inc. and Bell Canada. “As we all deal with the ongoing social and economic challenges of COVID-19, Bell is focused on advancing how Canadians connect with each other and the world. Building the best networks, launching innovative services and delivering the most compelling content is supporting an improved growth trajectory for Canada’s largest communications company and delivering positive benefits for all our stakeholders.”

“The speed and quality of our networks, the exclusive services that leverage them and our team’s commitment to champion customer experience helped grow Bell’s broadband market share in Q1 with 108,468 net new mobile, retail Internet and IPTV customers – a 51% increase over Q1 last year – alongside continued leadership in traditional and digital media platforms,” said Mr. Bibic. “We’re building on this success with our accelerated fibre, rural and 5G network rollout program now under way to support Canada’s ongoing recovery and long-term broadband

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leadership, reflected in our significantly increased capital investment and network connection numbers in Q1, as we also continue to invest in our communities. Consistently ranked as one of Canada’s greenest companies and a key enabler of a sustainable economy, Bell is leading the way in international environmental certification and our commitment to carbon neutral operations in 2025. With the continuing crisis impacting the mental health of students across the country, Bell Let’s Talk was proud to invest in colleges and universities across the country to support their rollout of new mental health national standards for post-secondary students.”

KEY BUSINESS DEVELOPMENTS

Bell’s continued ESG leadership

Bell was again named one of Canada’s Greenest Employers, the only national communications provider to be ranked for a fifth straight year; became the first North American communications company to receive ISO 50001 certification for energy management; and announced our plan to achieve carbon neutral operations in 2025. Bell launched commercial availability of highly energy efficient 400G wavelength service for cloud providers, data centre operators and others moving massive amounts of data; an innovative solar powered cell site project in Abitibi-Témiscamingue; and trials of aluminium tower structures sourced from local materials in Saguenay. With COVID-19 heightening mental health impacts on students on campus and studying remotely across Canada, the Bell Let’s Talk Post-Secondary Fund announced more than $3 million in grants to 123 colleges and universities nationwide to support implementation of the National Standard of Canada for Mental Health and Well-Being for Post-Secondary Students and the Québec Action Plan on Student Mental Health for Higher Education.

Build the best networks: Top speeds, coverage acceleration

Executing our accelerated network investment plan, Bell increased capital expenditures by 30% compared to Q1 2020, delivering even more broadband connections to help enable Canada’s social and economic recovery from COVID-19. Canada’s fastest-ranked network, Bell 5G coverage grew to more than 30% of the national population in Q1, and we brought fibre and rural Wireless Home Internet access to 148,000 more homes and businesses. Bell announced new partnerships with the federal and provincial governments to bring broadband access to hard-to-serve areas, including Québec’s Operation High Speed project, the federal Universal Broadband Fund and multiple initiatives in Atlantic Canada.

Driving growth with innovative services

Leading the way in 5G service innovation, we launched TSN 5G View / Vision 5G RDS, an immersive in-game sports viewing experience powered by the Bell 5G network. The feature lets fans control how they watch the action directly from their Bell smartphones, including Montreal Canadiens and Toronto Maple Leafs home games, while enhancing TSN and RDS broadcasts with announcer and analyst up-close access through the service’s 80 in-arena cameras. Bell and Honda Canada announced a new connected car partnership equipping Honda and Acura vehicles with Built-in Wi-Fi hotspots powered by the Bell LTE network.

Champion customer experience

Our focus on making it easier to do business with Bell continues to drive industry-leading improvement according to the mid-year report from the Commission for Complaints for Telecom-television Services (CCTS). For 6 years in a row, Bell has led all major Canadian carriers in reducing customer complaints to the CCTS – which again dropped 17% from August 2020 to January 2021. Our high-profile support for customers and communities throughout the COVID crisis is reflected in Bell remaining the most valuable communications brand in Canada in the latest Brand Finance report.

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Deliver the most compelling content

Leveraging our content and digital leadership, Bell Media and AT&T’s Xandr are working together to deliver Canada’s first digital self-serve platform for advertisers. Accelerating media innovation in Québec, Noovo launched the Noovo Info news service, lifestyle destination NoovoMoi.ca and the enhanced Noovo.ca and new Noovo App, offering over 5,000 hours of French-language content from Bell Media channels. High-demand programming like Zack Snyder’s Justice League, the #1 title ever on Crave boosted total Crave subscribers 12% year over year to 2.9 million, while Super Bowl LV attracted the big game’s third-largest Canadian audience ever on CTV, TSN and RDS. Bell and our production partners received 181 nominations for the 2021 Canadian Screen Awards.

BCE Q1 RESULTS

Financial Highlights

($ millions except per share amounts) (unaudited)	Q1 2021	Q1 2020	% change
BCE

Operating revenues	5,706	5,640	1.2%

Net earnings	687	733	(6.3%)

Net earnings attributable to common shareholders	642	680	(5.6%)

Adjusted net earnings(1)	704	714	(1.4%)

Adjusted EBITDA(2)	2,429	2,418	0.5%

Net earnings per common share (EPS)	0.71	0.75	(5.3%)

Adjusted EPS(1)	0.78	0.79	(1.3%)

Cash flows from operating activities	1,992	1,451	37.3%

Capital expenditures	(1,012)	(777)	(30.2%)

Free cash flow(3)	940	611	53.8%

“Bell’s Q1 results represent a promising start to the year, reflecting significantly better performance trajectories and steady sequential quarterly improvement across all our business segments,” said Glen LeBlanc, Chief Financial Officer for BCE and Bell Canada. ”Bell’s strengthening performance, including ongoing strong free cash flow generation, further solidified our very healthy financial position, with $6.5 billion of available liquidity at the end of Q1 and a historic pension plan solvency surplus position that bodes well for the possibility of a pension contribution holiday on our larger defined benefits plans in the near future. As we re-confirm our guidance targets for 2021. Bell is well positioned to execute our network acceleration plans, including participation in the upcoming federal 5G spectrum auction, while delivering sustainable dividend growth to our shareholders.”

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BCE delivered positive operating revenue growth in Q1 despite the ongoing impacts of COVID-19 on consumer and commercial activity. Total operating revenue was up 1.2% over Q1 2020 to $5,706 million, driven by 18.6% growth in product revenue to $738 million from increased sales of premium mobile phones and business telecom data equipment. Service revenue declined 1.0% to $4,968 million, due mainly to year-over-year declines in wireless roaming, media advertising and business customer spending on wireline services.

●	Net earnings declined 6.3% to $687 million and net earnings attributable to common shareholders totalled $642 million, or $0.71 per share, down 5.6% and 5.3% respectively.

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The decreases were due to higher severance, acquisition and other costs as well as higher depreciation and amortization expense, partly offset by higher adjusted EBITDA and higher other income.
●	Adjusted net earnings were $704 million, or $0.78 per common share, down 1.4% and 1.3% respectively from $714 million, or $0.79 per common share, in Q1 2020.
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Adjusted EBITDA grew 0.5% to $2,429 million, driven by a 2.1% increase at Bell Wireline and partly offset by declines of 0.5% at Bell Wireless and 7.7% at Bell Media. BCE’s consolidated adjusted EBITDA margin decreased 0.3 percentage points to 42.6%, due to the flow-through impact of lower year-over-year service revenue and higher low-margin product sales.

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BCE capital expenditures increased 30.2% to $1,012 million for a capital intensity(4) ratio of 17.7%, compared to 13.8% in Q1 2020. The year-over-year increase in capital spending is consistent with our 2-year program to accelerate the rollout of Bell’s broadband fibre and Wireless Home Internet networks and the expansion of mobile 5G.

●	BCE cash flows from operating activities totalled $1,992 million, up 37.3% from Q1 2020. The increase was driven by higher cash from working capital and lower income taxes.
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Free cash flow increased 53.8% to $940 million, compared to $611 million in Q1 2020, due to higher cash flows from operating activities, excluding cash from discontinued operations and acquisition and other costs paid, partly offset by higher capital expenditures.

BCE OPERATING RESULTS BY SEGMENT

Bell Wireless

Effective January 1, 2021, we changed our reporting of wireless subscriber results and associated operating metrics, such as ABPU and churn, to disclose mobile phones and mobile connected devices, which includes IoT devices, separately. For comparability, we have restated our 2020 quarterly wireless subscriber results and related operating metrics where applicable to reflect these changes. Our revised reporting reflects our strategic focus on higher-value mobile phone subscribers, enhances the transparency of our wireless subscriber metrics disclosure and aligns with industry peers.

●	Total wireless operating revenue increased 3.2% to $2,100 million.
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Service revenue was down 2.1% to $1,514 million, the result of lower roaming revenue due to decreased travel during COVID-19, and reduced data overage as customers continued to adopt plans with higher data thresholds, including unlimited and shareable options.

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Product revenue increased 20.1% to $586 million, reflecting a greater sales mix of premium mobile phones and stronger year-over-year consumer electronic sales at The Source, including significantly increased online shopping.

●	Reflecting the decreases in high-margin roaming and data overage revenue, wireless adjusted EBITDA decreased 0.5% to $923 million, resulting in a 1.6 percentage-point drop in margin to 44.0%.
●	Bell added 2,405 total net new postpaid and prepaid mobile phone customers(4), compared to a net loss of 2,496 in Q1 last year.
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Postpaid mobile phone net additions totalled 32,925, up from 1,559 in Q1 2020. The significant year-over-year improvement reflects an 18.8% increase in gross additions, due to our emphasis on higher-value accretive smartphone transactions and higher sales through direct channels. Postpaid mobile phone customer churn remained stable at 0.89%.

●

Bell’s prepaid mobile phone base decreased by 30,520 net subscribers, compared to a net loss of 4,055 in Q1 2020. Lower overall market activity reflected a slowdown in immigration and international travel to Canada during COVID-19, as well as reduced retail store traffic,

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resulting in 26.5% fewer gross additions compared to last year. Mobile phone prepaid customer churn improved 0.35 percentage points to 4.68%.
●	Bell’s mobile phone customer base totalled 9,166,748 at the end of Q1, a 2.2% increase over last year, comprising 8,361,264 postpaid subscribers, up 2.3%, and 805,484 prepaid customers, up 1.5%.
●	Mobile phone blended average billing per user (ABPU) decreased 3.4% to $70.34, reflecting reduced roaming and reductions in data overage revenue.
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Mobile connected device net activations increased 51.5% to 74,159 with increased demand for Bell IoT solutions, including connected car subscriptions. Mobile connected device subscribers totalled 2,130,312 at the end of Q1, an increase of 13.5% over last year.

Bell Wireline

●	Total wireline operating revenue increased 1.5% in Q1 to $3,081 million.
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Despite lower spending by large business customers and volume declines in small business due to COVID-19, wireline service revenue was up 0.9% to $2,927 million as Internet revenue increased 12% over last year.

●	Product revenue increased 14.1% to $154 million compared to Q1 2020, due mainly to higher sales of data equipment to the government sector.
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Wireline adjusted EBITDA grew 2.1% to $1,363 million, reflecting the flow-through of higher year-over-year revenue. This drove a 0.2 percentage-point improvement in margin to 44.2%. Consistent with the year-over-year growth in revenue, operating costs increased 1.0%.

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Bell added 21,208 new retail Internet customers, compared to 22,595 in Q1 2020. Within Bell’s direct fibre footprint, retail Internet net additions were 36,806, up 43.2%. Retail Internet customers totalled 3,730,576 at the end of Q1, a 4.3% increase over Q1 last year.

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Bell TV added 10,696 net new retail IPTV subscribers, up from 2,852 in Q1 2020, representing our first quarter of year-over-year growth in 2 years. The positive result reflects improved Bell Fibe TV performance, strong demand for the new Virgin TV service and lower customer churn, particularly in our IPTV fibre footprint.

●	Retail satellite TV net customer losses improved 7.5% to 19,808, due to fewer customer deactivations during COVID-19 and improved small business net activations.
●	At the end of Q1, Bell had a combined total of 2,723,368 retail IPTV and satellite TV subscribers, down 1.1% from Q1 2020.
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Retail residential NAS net losses improved 17.1% to 51,069, reflecting fewer customer deactivations during COVID-19. Bell’s retail residential NAS customer base totalled 2,432,863 at the end of Q1, a 7.7% decline from last year.

Bell Media

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Media operating revenue decreased 5.2% to $713 million, due to continued weak advertiser spending in out of home and radio, partly offset by higher year-over-year TV advertising driven by stronger sports and news specialty performance, and the incremental contribution from our French-language network Noovo.

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Subscriber revenue was slightly lower compared to Q1 2020, due to the timing of contract renewals with some Canadian TV distributors that was largely offset by higher revenue from Crave streaming subscriber growth. Crave subscribers increased 12% over last year to surpass 2.9 million total customers in Q1.

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TSN remained Canada’s #1 sports network and top specialty channel overall in Q1, and made history with the first all-female broadcast team of an NBA game in March; RDS remained the top French-language sports network with strong growth in key audiences.

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●	Noovo also grew its market share with key demographics by 3.7 points and increased primetime viewership by 34%.
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Adjusted EBITDA decreased 7.7% to $143 million due to the flow-through impact of lower revenue, resulting in a 0.5 percentage point reduction in margin to 20.1%. This was partly offset by a 4.5% improvement in operating costs, reflecting TV production shutdowns and delays, labour savings and the temporary waiving of CRTC Part I and Part II broadcasting licence fees due to COVID-19.

COMMON SHARE DIVIDEND

BCE’s Board of Directors has declared a quarterly dividend of $0.875 per common share, payable on July 15, 2021 to shareholders of record at the close of business on June 15, 2021.

OUTLOOK FOR 2021

BCE confirmed its financial guidance targets for 2021, as provided on February 4, 2021, as follows:

	February 4 Guidance	April 29 Guidance

Revenue growth	2% – 5%	On track

Adjusted EBITDA growth	2% – 5%	On track

Capital intensity	18% – 20%	On track

Adjusted EPS growth	1% – 6%	On track

Free cash flow ($M)	$2,850 – $3,200	On track

Annualized common dividend per share	$3.50	$3.50

Due to uncertainties relating to the severity and duration of the COVID-19 pandemic, including the current resurgence and possible future resurgences in the number of COVID-19 cases, and various potential outcomes, it is difficult at this time to estimate the impacts of the COVID-19 pandemic on our business or future financial results and related assumptions. Our business and financial results could continue to be significantly and negatively impacted in future periods. The extent to which the COVID-19 pandemic will continue to adversely impact us will depend on future developments that are difficult to predict, including the prevalence of COVID-19 variants that are more contagious and may lead to increased health risks, the timely distribution of effective vaccines and treatments, and the potential development and distribution of new vaccines and treatments, as well as new information which may emerge concerning the severity, duration and resurgences of the COVID-19 pandemic and the actions required to contain the coronavirus or remedy its impacts, among others. Please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release for a description of the principal assumptions on which BCE’s 2021 financial guidance targets are based, as well as the principal related risk factors.

CALL WITH FINANCIAL ANALYSTS

BCE will hold a conference call for financial analysts to discuss Q1 2021 results on Thursday, April 29 at 8:00 am eastern. Media are welcome to participate on a listen-only basis. To participate, please dial toll-free 1-800-806-5484 or 416-340-2217 and enter passcode 9028147#. A replay will be available until midnight on May 29, 2021 by dialing 1-800-408-3053 or 905-694-9451 and entering passcode 1119668#.

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A live audio webcast of the conference call will be available on BCE’s website at BCE Q1-2021 conference call.

NOTES

The information contained in this news release is unaudited.

(1) The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and non-controlling interest (NCI). We define adjusted EPS as adjusted net earnings per BCE common share. We use adjusted net earnings and adjusted EPS, and we believe certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to adjusted net earnings on a consolidated basis and per BCE common share (adjusted EPS), respectively.

($ millions except per share amounts)

	Q1 2021		Q1 2020

	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	642	0.71	680	0.75

Severance, acquisition and other costs	65	0.07	12	0.01

Net mark-to-market (gains) losses on derivatives used to economically hedge equity settled share-based compensation plans	(44)	(0.04)	20	0.03

Net gains on investments	-	-	(10)	(0.01)

Early debt redemption costs	39	0.04	12	0.01

Impairment of assets	2	-	5	0.01

Net earnings from discontinued operations	-	-	(5)	(0.01)

Adjusted net earnings	704	0.78	714	0.79

(2) The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 3, Segmented information, in BCE’s Q1 2021 consolidated Financial Statements. We define adjusted EBITDA margin as

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adjusted EBITDA divided by operating revenues. We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees. Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to adjusted EBITDA.

($ millions)

	Q1 2021	Q1 2020
Net earnings	687	733

Severance, acquisition and other costs	89	16
Depreciation	895	858
Amortization	238	230
Finance costs
Interest expense	267	277
Interest on post-employment benefit obligations	5	12
Impairment of assets	3	7
Other (income) expense	(8)	47
Income taxes	253	243

Net earnings from discontinued operations	-	(5)

Adjusted EBITDA	2,429	2,418

BCE operating revenues	5,706	5,640

Adjusted EBITDA margin	42.6%	42.9%

(3) The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

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($ millions)

	Q1 2021	Q1 2020
Cash flows from operating activities	1,992	1,451

Capital expenditures	(1,012)	(777)

Cash dividends paid on preferred shares	(31)	(36)

Cash dividends paid by subsidiaries to NCI	(13)	(14)

Acquisition and other costs paid	4	9

Cash from discontinued operations (included in cash flows from operating activities)	-	(22)

Free cash flow	940	611

(4) We use ABPU, churn, capital intensity and subscriber units to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to BCE’s financial guidance (including revenues, adjusted EBITDA, capital intensity, adjusted EPS and free cash flow), BCE’s 2021 annualized common share dividend, BCE’s network deployment and capital investment plans, including its two-year increased capital investment program to accelerate broadband network and 5G footprint expansion, the potential impacts on our business, financial condition, liquidity and financial results of the COVID-19 pandemic, our post-employment benefit plans funding, BCE’s business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of April 29, 2021 and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. From time to time, we consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after April 29, 2021. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-

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looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected financial results, as well as our objectives, strategic priorities and business outlook, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions

A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to the following:

Canadian Economic Assumptions

Our forward-looking statements are based on certain assumptions concerning the Canadian economy, which in turn depend on important assumptions about how the COVID-19 pandemic will evolve, including the progress of the global vaccination rollout. Notably, it is assumed that broad immunity is achieved by mid-2021 in the U.S.; later in 2021 in Canada, other advanced economies and China; and in 2022 in other emerging-market economies. In particular, we have assumed:

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Strong rebound in economic growth as the economy recovers from the significant impacts of the COVID-19 pandemic, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of around 6.5% on average in 2021, representing an increase from the earlier estimate of around 4%

●	Improving consumer confidence as vaccinations roll out and restrictions are eased
●	Strengthening business investment outside the oil and gas sector as uncertainty recedes
●	Employment gains expected in 2021, despite ongoing challenges in some sectors
●	Accelerating trend toward e-commerce
●	Low immigration levels until international travel and/or health-related restrictions are lifted
●	Prevailing low interest rates expected to remain at or near current levels for the foreseeable future
●	Canadian dollar expected to remain at or near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.

Canadian Market Assumptions

Our forward-looking statements also reflect various Canadian market assumptions. In particular, we have made the following market assumptions:

●	A consistently high level of wireline and wireless competition in consumer, business and wholesale markets
●	Higher, but slowing, wireless industry penetration
●	A shrinking data and voice connectivity market as business customers migrate to lower-priced traditional telecommunications solutions or alternative OTT competitors
●

While the advertising market continues to be adversely impacted by cancelled or delayed advertising campaigns from many sectors due to the economic downturn during the COVID-19 pandemic, we do expect gradual recovery in 2021

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Declines in broadcasting distribution undertakings (BDU) subscribers driven by increasing competition from the continued rollout of subscription video on demand (SVOD) streaming services together with further scaling of OTT aggregators

Assumptions Concerning our Bell Wireless Segment

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Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell Wireless segment:

●	Maintain our market share of national operators’ wireless postpaid net additions
●	Continued growth of our prepaid subscriber base
●	Continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more 5G, 4G LTE and LTE Advanced devices and new data services
●	Continued deployment of 5G wireless network offering coverage that is competitive with other national operators in centres across Canada
●	Improvement in subscriber acquisition and retention spending, enabled by increasing adoption of device financing plans
●

Unfavourable impact on mobile phone blended ABPU, driven by reduced outbound roaming revenue due to travel restrictions as a result of the COVID-19 pandemic, reduced data overage revenue due to continued adoption of unlimited plans and the impact of a higher prepaid mix in our overall subscriber base

●	Increased adoption of unlimited data plans and device financing plans
●	No material financial, operational or competitive consequences of changes in regulations affecting our wireless business

Assumptions Concerning our Bell Wireline Segment

Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell Wireline segment:

●	Continued growth in retail Internet and IPTV subscribers
●	Increasing wireless and Internet-based technological substitution
●	Continued aggressive residential service bundle offers from cable TV competitors in our local wireline areas
●	Continued large business customer migration to IP-based systems
●	Ongoing competitive repricing pressures in our business and wholesale markets
●	Continued competitive intensity in our small and medium-sized business markets as cable operators and other telecommunications competitors continue to intensify their focus on business customers
●	Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services
●	Accelerating customer adoption of OTT services resulting in downsizing of TV packages
●	Further deployment of direct fibre to more homes and businesses within our wireline footprint and fixed WTTP technology in rural communities
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Growing consumption of OTT TV services and on-demand streaming video, as well as the proliferation of devices, such as tablets, that consume large quantities of bandwidth, will require ongoing capital investment

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Realization of cost savings related to management workforce reductions including attrition and retirements, lower contracted rates from our suppliers, operating efficiencies enabled by a growing direct fibre footprint, changes in consumer behaviour and product innovation, new call centre technology that is enabling self-serve capabilities, and other improvements to the customer service experience

●	No material financial, operational or competitive consequences of changes in regulations affecting our wireline business

Assumptions Concerning our Bell Media Segment

Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell Media segment:

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●

Overall revenue is expected to reflect a gradual economic recovery in 2021 combined with subscriber revenue growth and strategic pricing on advertising sales. However, revenue performance is expected to continue to be negatively impacted by the effects of the COVID-19 pandemic on many sectors of the economy.

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Continued escalation of media content costs to secure quality programming, as well as the return of sports and entertainment programming; however, in the short term, savings can still be expected due to production delays, shortened sports seasons, and possible cancellations from the ongoing COVID-19 pandemic

●	Continued scaling of Crave through broader content offering and user experience improvements
●

Investment in Noovo news and more French-language original content to better serve our French-language customers with a wider array of content, in the language of their choice, on their preferred platforms

●	Enhanced market-leading attribution through our Strategic Audience Management (SAM) tool
●	Ability to successfully acquire and produce highly rated programming and differentiated content
●	Building and maintaining strategic supply arrangements for content across all screens and platforms
●	Continued monetization of content rights and Bell Media properties across all platforms
●	No material financial, operational or competitive consequences of changes in regulations affecting our media business

Financial Assumptions Concerning BCE

Our forward-looking statements are also based on the following internal financial assumptions with respect to BCE for 2021:

●

Total post-employment benefit plans cost to be approximately $300 million, based on an estimated accounting discount rate of 2.6%, comprised of an estimated above adjusted EBITDA post-employment benefit plans service cost of approximately $275 million and an estimated below adjusted EBITDA net post-employment benefit plans financing cost of approximately $25 million

●	Increase in depreciation and amortization expense of approximately $200 million to $250 million compared to 2020
●	Interest expense and payments of approximately $1,050 million to $1,100 million
●	An effective tax rate of approximately 27%
●	NCI of approximately $60 million
●	Total cash pension and other post-employment benefit plan funding of approximately $350 million to $375 million
●	Cash income taxes of approximately $800 million to $900 million
●	Average number of BCE common shares outstanding of approximately 905 million
●	An annual common share dividend of $3.50 per share

The foregoing assumptions, although considered reasonable by BCE on April 29, 2021, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements, including our 2021 financial guidance, are listed below. The realization of

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our forward-looking statements, including our ability to meet our 2021 financial guidance targets, essentially depends on our business performance, which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to: the COVID-19 pandemic and the adverse effects from the emergency measures implemented or to be implemented as a result thereof, as well as other pandemics, epidemics and other health risks; adverse economic and financial market conditions, a declining level of retail and commercial activity, and the resulting negative impact on the demand for, and prices of, our products and services; the intensity of competitive activity including from new and emerging competitors; the level of technological substitution and the presence of alternative service providers contributing to the acceleration of disruptions and disintermediation in each of our business segments; changing viewer habits and the expansion of OTT TV and other alternative service providers, as well as the fragmentation of, and changes in, the advertising market; rising content costs and challenges in our ability to acquire or develop key content; the proliferation of content piracy; higher Canadian smartphone penetration and reduced or slower immigration flow; regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business; the inability to protect our physical and non-physical assets from events such as information security attacks, unauthorized access or entry, fire and natural disasters; the failure to transform our operations, enabling a truly customer-centric service experience, while lowering our cost structure; the failure to continue investment in next-generation capabilities in a disciplined and strategic manner; the inability to drive a positive customer experience; the complexity in our operations; the failure to maintain operational networks in the context of significant increases in capacity demands; the risk that we may need to incur significant capital expenditures to provide additional capacity and reduce network congestion; the failure to implement or maintain highly effective information technology (IT) systems; the failure to generate anticipated benefits from our corporate restructurings, system replacements and upgrades, process redesigns, staff reductions and the integration of business acquisitions; events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade, our networks, IT systems, equipment and other facilities; in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject; the failure to attract and retain employees with the appropriate skill sets and to drive their performance in a safe environment; labour disruptions and shortages; our dependence on third-party suppliers, outsourcers and consultants to provide an uninterrupted supply of the products and services we need to operate our business; the failure of our vendor selection, governance and oversight processes; security and data leakage exposure if security control protocols affecting our suppliers are bypassed; the quality of our products and services and the extent to which they may be subject to manufacturing defects or fail to comply with applicable government regulations and standards; the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether dividends will be declared by BCE’s board of directors or whether the dividend on common shares will be increased; the inability to manage various credit, liquidity and market risks; pension obligation volatility and increased contributions to post-employment benefit plans; new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits; the failure to reduce costs, as well as unexpected increases in costs; the failure to evolve practices to effectively monitor and control fraudulent activities; unfavourable resolution of legal proceedings and, in particular, class actions; new or unfavourable changes in applicable laws and the failure to proactively address our legal and regulatory obligations; the failure to recognize and adequately respond to climate change concerns or stakeholder and governmental changing expectations on environmental matters;

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and health concerns about radiofrequency emissions from wireless communication devices and equipment.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s 2020 Annual MD&A dated March 4, 2021 (included in BCE’s 2020 Annual Report) and BCE’s 2021 First Quarter MD&A dated April 28, 2021 for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

About BCE

BCE is Canada’s largest communications company, providing advanced Bell broadband wireless, TV, Internet and business communications services alongside the country’s premier content creation and media assets from Bell Media. To learn more, please visit Bell.ca or BCE.ca.

Bell supports the social and economic prosperity of our communities with a commitment to the highest environmental, social and governance (ESG) standards. We measure our progress in increasing environmental sustainability, achieving a diverse and inclusive workplace, leading data governance and protection, and building stronger and healthier communities. This includes confronting the challenge of mental illness with the Bell Let’s Talk initiative, which drives mental health awareness and action with programs like the annual Bell Let’s Talk Day and Bell funding for community care, research and workplace programs nationwide all year round.

Media inquiries:

Marie-Eve Francoeur

514-391-5263

marie-eve.francoeur@bell.ca

Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca

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